Exhibit 99.2

VNET Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

Form of Proxy for Extraordinary General Meeting

to be held on January 9, 2024
(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy (the “Form of Proxy”) is furnished in connection with the solicitation by the board of directors of VNET Group, Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding shares of the Company, par value US$0.00001 per share (the “Shares”), to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China on January 9, 2024 at 10 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Extraordinary General Meeting.

Only the holders of record of the Shares at the close of business on December 8, 2023, New York time (the “Share Record Date”) are entitled to receive notice of, attend and vote at the EGM, in respect of the matters requiring shareholders’ vote at the EGM. The quorum of the EGM is at least one shareholder entitled to vote and present in person or by proxy, holding in aggregate not less than one-third of the voting power of the Shares in issue carrying a right to vote at the EGM. This Form of Proxy and the accompanying Notice of Extraordinary General Meeting are first being mailed to the shareholders of the Company on or about December 13, 2023.

The Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated. If no instruction is given in a properly executed Form of Proxy returned to the Company, the proxy holder named therein will be entitled to vote or abstain at his/her discretion. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the proxy holders named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.

Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign this Form of Proxy in accordance with the instructions printed on it. Returning this Form of Proxy will not preclude you from attending the EGM and voting in person if you so wish. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its office at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China, which should be received by 10 a.m. on January 7, 2024 (Beijing time); or (ii) by attending the EGM and voting in person at the EGM. Attendance at the EGM in and of itself does not revoke a prior proxy.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China to the attention of VNET Group, Inc. as soon as possible so that it is received by the Company no later than 48 hours before the time of the EGM, or 10 a.m. on January 7, 2024 (Beijing time).

VNET Group, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: VNET)

Form of Proxy for Extraordinary General Meeting

to be held on January 9, 2024
(or any adjourned or postponed meeting thereof)

I/We __________________________________________ (please print name(s)) of _________________________________ (please print address(es)), the undersigned, being the registered holder(s) of, in the capital of VNET Group, Inc. (the “Company”), __________________ Class A ordinary shares(Note 1), par value US$0.00001 each, __________________ Class B ordinary shares(Note 1), par value US$0.00001 each, __________________ Class C ordinary shares(Note 1), par value US$0.00001 each, __________________ Class D ordinary shares(Note 1), par value US$0.00001 each, __________________ Series A perpetual convertible preferred shares(Note 1), par value US$0.00001 each, and __________________ Series A-1 perpetual convertible preferred shares(Note 1), par value US$0.00001 each, hereby appoint the Chairman of the Extraordinary General Meeting(Note 2) or _____________________of ________________________ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, The People’s Republic of China on January 9, 2024 at 10 a.m.  (Beijing time), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

No.	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.	AS A SPECIAL RESOLUTION, THAT the currently effective fourth amended and restated memorandum and articles of association of the Company be amended and restated by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association of the Company annexed to the Notice of Extraordinary General Meeting as Exhibit A.
2.	AS AN ORDINARY RESOLUTION, THAT each director or officer of the Company be authorized to take any and every action that might be necessary, appropriate or desirable to effect the foregoing resolution as such director or officer, in his or her absolute discretion, thinks fit.

Dated	Signature(s) (Note 4)

Notes:

1	Please insert the number of the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name(s). You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

2	If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for the resolution, tick the box marked “FOR”. If you wish to vote against the resolution, tick the box marked “AGAINST”. If you wish to abstain from voting on the resolution, tick the box marked “ABSTAIN”. You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands. If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney duly authorized to sign the same. If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

3